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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66178

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Genesis Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3414 Peachtree Road NE, Suite 700
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeremy A. Ellis	404-816-7538	jellis@genesis-capital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Aprio LLP
(Name – if individual, state last, first, and middle name)

2002 Summit Boulevard, Suite 120	Atlanta	GA	30319
(Address)	(City)	(State)	(Zip Code)

11/25/2003	926
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy A. Ellis   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Genesis Capital, LLC   , as of December 31   , 2 002   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Notary Public

Signature: _____

Title: _____
Managing Director

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GENESIS CAPITAL, LLC

FINANCIAL STATEMENT
DECEMBER 31, 2022

GENESIS CAPITAL, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Genesis Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Genesis Capital, LLC, the "Company", as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Genesis Capital, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as Genesis Capital, LLC's auditor since 2003.

Atlanta, Georgia
February 28, 2023

ASSETS

Cash	$	8,068,228
Accounts receivable, net of allowance for doubtful accounts of $0		72,524
Prepaid expenses		85,251
Right of use asset		96,115
Due from related party		404,000
Deposits		8,675
Total assets	$	8,734,793

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	36,833
Lease liability		96,115
Discretionary bonuses and profit sharing		7,751,845
Total liabilities		7,884,793
Members' equity		850,000
Total liabilities and members' equity	$	8,734,793

See accompanying notes to the financial statement

Note A
Summary of Significant Accounting Policies

Nature of Operations:

Genesis Capital, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or the Company's incremental borrowing rate. The implicit rate of the Company's lease was not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. In computing the Company's net capital, the Company adds back the ROU asset to the extent of the associated operating lease liability.

Note A
Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash. As of December 31, 2022, the Company's bank account balances exceeded the $250,000 FDIC coverage limit by $7,818,963.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods.

Revenue Recognition:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Note A
Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company is a Limited Liability Company. All income and losses are passed through to the member to be included on the respective income tax return. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions, including its status as a pass-through entity, and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $8,031,395, which was $8,022,532 in excess of its required net capital of $8,863. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Note C
Exemption from Rule 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing merger & acquisition advisory services to clients and to the private placement of securities, including PIPES.

Note D
Commitments

Operating Lease:

The Company has an obligation as a lessee for office space with initial noncancelable terms of one year. The Company classified the lease as an operating lease. The lease contains a renewal option for a period of one year.   Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from the lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of the operating lease for the year ending December 31, 2022 are as follows:

Lease cost	$	194,198
Operating cash flow		97,099
Remaining lease term		0.5 years
Discount rate		3.5%

Maturities of the lease liability under the noncancelable operating lease as of December 31, 2022 are as follows:

2023	$	97,099
Total undiscounted lease payments		97,099
Less imputed interest		(984)
Total lease liability	$	96,115

Note E
Employee Retirement Plans

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan (the "Plan"). Under the Plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Company may make a discretionary contribution to the Plan. The employer contributions vest immediately. Participant contributions are always 100% vested.

The Company made safe harbor contributions for the year ended December 31, 2022 of $14,844. There was $144,158 of discretionary profit-sharing contributions to employees accrued as of December 31, 2022.

Note F
Related Party Transactions

During the year ended December 31, 2022, the Company loaned $101,000 to an entity that is managed by the shareholder of the Company's managing member.   As of December 31, 2022, the Company holds on-demand notes receivable from an entity managed by the shareholder of the Company's managing member totaling $404,000.   The notes are receivable on demand and do not feature an interest rate.

Note G
Significant Customers

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had revenue from two significant customers. There were no amounts outstanding from these customers at December 31, 2022.

Note H
Contingencies

In the normal course of its business, the Company indemnifies certain service providers against specified losses in connection with their providing services to the Company.   The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.   The Company does not believe it will ever have to make a material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note I
Subsequent Events

The Company evaluated subsequent events through February 28, 2023, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred after the date of these financial statements, but prior to the filing of this report that would have a material impact on the financial statements.

GENESIS CAPITAL

EXEMPTION REPORT

February 28, 2023

Genesis Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing merger & acquisition advisory services and the private placement of securities, including PIPES, to clients, and the Company did not (i) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Genesis Capital, LLC

I affirm that to my best knowledge and belief; this Exemption Report is true and correct.



Jonathan D. Goldman
Managing Partner and CEO

Jeremy A. Ellis
Managing Director